Exhibit 99.1

So-Young Reports Unaudited First Quarter Financial Results

BEIJING, China, May 19, 2021 — So-Young International Inc. (Nasdaq: SY) (“So-Young” or the “Company”), the largest and most vibrant social community in China for consumers, professionals and service providers in the medical aesthetics industry, today announced its unaudited financial results for the first quarter ended March 31, 2021.

First Quarter 2021 Financial Highlights

•	Total revenues were RMB359.6 million (US$54.9 million1), an increase of 97.0% from RMB182.6 million in the same period of 2020 and exceeding the high-end of the Company's previous guidance of RMB330 million.

•	Net loss was RMB46.3 million (US$7.1 million), compared with a net loss of RMB35.9 million in the same period of 2020.

•	Non-GAAP net loss[2] was RMB27.4 million (US$4.2 million), compared with a non-GAAP net loss of RMB21.6 million in the same period of 2020.

First Quarter 2021 Operational Highlights

•	Average mobile MAUs were 8.4 million, an increase of 101.0% from 4.2 million in the first quarter of 2020.

•	Total number of users purchasing reservation service were 173.0 thousand, an increase of 123.3% from 77.5 thousand in the first quarter of 2020.

•	Number of paying medical service providers on So-Young’s platform were 4,702, an increase of 42.7% from 3,295 in the first quarter of 2020.

•	Number of medical service providers subscribing to information services on So-Young’s platform were 2,191, an increase of 17.7% from 1,862 in the first quarter of 2020.

•	Aggregate value of medical aesthetic treatment transactions facilitated by So-Young’s platform was RMB880.1 million, an increase of 85.2% from RMB475.3 million in the first quarter of 2020.

Mr. Xing Jin, Co-Founder and Chief Executive Officer of So-Young, commented, “We had a solid first quarter, kickstarting the year with revenues of RMB 359.6 million, nearly doubling the revenues of the same period last year. During the quarter, we continued to improve the quality and reliability of our content offerings in order to increase user trust and user engagement. We also successfully executed on our strategy to increase conversion and retention rates while further expanding our network of high-quality medical service providers. Average mobile MAUs were 8.4 million, a 101.0% increase year-over-year, and the number of paying medical service providers on our platform reached 4,702, a 42.7% increase from the same period last year.”

Mr. Jin continued, “We are pleased to note a gradual return to normal in our industry from the COVID-19 since the beginning of the year, with institutions shifting their focus from quantity to better quality of customers. We believe we are in a strong position to capitalize on this and deliver greater value to our shareholders over time.”

Mr. Min Yu, Chief Financial Officer of So-Young, also commented, “We are seeing significant progress from our strategy of providing more value-added support to medical professionals and merchants by improving accuracy of client acquisition and helping increase reliability of their services, as well as creating competitive differentiation. We are confident that this will lead to increased customer stickiness and more monetization opportunities going forward.”

1 This press release contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) solely for the convenience of the reader. Unless otherwise specified, all translations of Renminbi amounts into U.S. dollar amounts in this press release are made at RMB6.5518 to US$1.00, which was the U.S. dollars middle rate announced by the Board of Governors of the Federal Reserve System of the United States on March 31, 2021.

2 Non-GAAP net loss is defined as net loss excluding share-based compensation expenses. See “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

First Quarter 2021 Financial Results

Revenues

Total revenues were RMB359.6 million (US$54.9 million), an increase of 97.0% from RMB182.6 million in the same period of 2020. The increase was primarily due to an increase in the number of paying medical service providers.

•	Information services revenues were RMB277.8 million (US$42.4 million), an increase of 120.5% from RMB126.0 million in the same period of 2020. The increase was mainly due to an increase in average revenue per paying medical service provider.

•	Reservation services revenues were RMB81.8 million (US$12.5 million), an increase of 44.7% from RMB56.5 million in the same period of 2020. The increase was due to an increase of 123.3% of the number of purchasing users.

Cost of Revenues

Cost of revenues were RMB52.4 million (US$8.0 million), an increase of 21.5% from RMB43.1 million in the first quarter of 2020. Cost of revenues included share-based compensation expenses of RMB4.3 million (US$0.7 million) during the first quarter of 2021, compared with RMB2.2 million in the corresponding period of 2020.

Operating Expenses

Total operating expenses were RMB367.3 million (US$56.1 million), an increase of 97.6% from RMB185.9 million in the first quarter of 2020.

•	Sales and marketing expenses were RMB242.4 million (US$37.0 million), an increase of 122.1% from RMB109.1 million in the first quarter of 2020. The increase was primarily due to an increase in expenses associated with marketing and user acquisition activities, especially branding expenses. Sales and marketing expenses for the first quarter of 2021 included share-based compensation expenses of RMB2.3 million (US$0.4 million), compared with RMB0.7 million in the corresponding period of 2020.

•	General and administrative expenses were RMB55.2 million (US$8.4 million), an increase of 62.5% from RMB34.0 million in the first quarter of 2020. The increase was primarily due to an increase in payroll costs associated with the expansion of administrative employees. General and administrative expenses for the first quarter of 2021 included share-based compensation expenses of RMB7.2 million (US$1.1 million), compared with RMB8.3 million in the corresponding period of 2020.

•	Research and development expenses were RMB69.8 million (US$10.7 million), an increase of 63.1% from RMB42.8 million in the first quarter of 2020. The increase was primarily attributable to an increase in payroll costs. Research and development expenses for the first quarter of 2021 included share-based compensation expenses of RMB5.1 million (US$0.8 million), compared with RMB3.0 million in the corresponding period of 2020.

Income Tax Benefit

Income tax benefit was RMB4.3 million (US$0.7 million), compared with RMB4.3 million income tax benefit in the same period of 2020.

Net loss

Net loss was RMB46.3 million (US$7.1 million), compared with a net loss of RMB35.9 million in the first quarter of 2020.

Non-GAAP net loss

Non-GAAP net loss, which excludes the impact of share-based compensation expenses, was RMB27.4 million (US$4.2 million), compared with RMB21.6 million non-GAAP net loss in the same period of 2020.

Basic and Diluted Loss per ADS

Basic and diluted loss per ADS attributable to ordinary shareholders were RMB0.42 (US$0.06) and RMB0.42 (US$0.06), compared with basic and diluted loss per ADS attributable to ordinary shareholders of RMB0.34 and RMB0.34 in the same period of 2020.

Cash and Cash Equivalents, Restricted Cash and Term Deposits, Term Deposits and Short-Term Investments

As of March 31, 2021, cash and cash equivalents, restricted cash and term deposits, term deposits and short-term investments were RMB2,601.2 million (US$397.0 million), compared with RMB2,676.0 million as of December 31, 2020.

Business Outlook

For the second quarter of 2021, So-Young expects total revenues to be between RMB430 million (US$65.6 million) and RMB450 million (US$68.7 million), representing a 31.0% to 37.1% increase from the same period in 2020. The above outlook is based on the current market conditions and reflects the Company’s preliminary estimates of market and operating conditions, and customer demand, particularly in view of the potential impact of the COVID-19, the effects of which are difficult to analyze and predict, which are all subject to change.

Non-GAAP Financial Measures

To supplement the financial measures prepared in accordance with generally accepted accounting principles in the United States, or GAAP, this press release presents non-GAAP (loss)/income from operations and non-GAAP net (loss)/income by excluding share-based compensation expenses from (loss)/income from operations and net (loss)/income, respectively. The Company believes these non-GAAP financial measures are important to help investors understand the Company’s operating and financial performance, compare business trends among different reporting periods on a consistent basis and assess the Company’s core operating results, as they exclude certain expenses that are not expected to result in cash payments. The use of the above non-GAAP financial measures has certain limitations. Share-based compensation expenses have been and will continue to be incurred in the future and are not reflected in the presentation of the non-GAAP financial measures, but should be considered in the overall evaluation of the Company’s results. The Company compensates for these limitations by providing the relevant disclosure of its share-based compensation expenses in the reconciliations to the most directly comparable GAAP financial measures, which should be considered when evaluating the Company’s performance. These non-GAAP financial measures should be considered in addition to financial measures prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, financial measures prepared in accordance with GAAP. Reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure is set forth at the end of this release.

Conference Call Information

So-Young’s management will hold an earnings conference call on Monday, May 19, 2021, at 7:30 AM U.S. Eastern Time (7:30 PM on the same day, Beijing/Hong Kong Time). Participants can register for the conference call by navigating to  http://apac.directeventreg.com/registration/event/1695254.

Once preregistration has been completed, participants will receive dial-in numbers, an event passcode, and a unique registrant ID.

To join the conference, please dial the number you receive, enter the event passcode followed by your unique registrant ID, and you will be joined to the conference instantly.

A telephone replay will be available two hours after the conclusion of the conference call through 9:59 AM U.S. Eastern Time, May 27, 2021. The dial-in details are:

International:	+61-2-8199-0299
US:	+1-646-254-3697
Passcode:	1695254

Additionally, a live and archived webcast of this conference call will be available at http://ir.soyoung.com.

About So-Young International Inc.

So-Young International Inc. (Nasdaq: SY) (“So-Young” or the “Company”) is the largest and most vibrant social community in China for consumers, professionals and service providers in the medical aesthetics industry. The Company presents users with reliable information through offering high quality and trustworthy content together with a multitude of social functions on its platform, as well as by curating medical aesthetic service providers that are carefully selected and vetted. Leveraging So-Young’s strong brand image, extensive audience reach, trust from its users, highly engaging social community and data insights, the Company is well-positioned to expand both along the medical aesthetic industry value chain and into the massive, fast-growing consumption healthcare service market.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the Financial Guidance and quotations from management in this announcement, as well as So-Young’s strategic and operational plans, contain forward-looking statements. So-Young may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about So-Young’s beliefs and expectations, are forward-looking statements. Forward looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: So-Young’s strategies; So-Young’s future business development, financial condition and results of operations; So-Young’s ability to retain and increase the number of users and medical service providers, and expand its service offerings; competition in the online medical aesthetic service industry; changes in So-Young’s revenues, costs or expenditures; Chinese governmental policies and regulations relating to the online medical aesthetic service industry, general economic and business conditions globally and in China; the impact of the COVID-19 pandemic to So-Young’s business operations and the economy in China and elsewhere generally; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release, and So-Young undertakes no duty to update such information, except as required under applicable law.

For more information, please contact:

So-Young

Investor Relations

Ms. Vivian XU

Phone: +86-10-8790-2012

E-mail: ir@soyoung.com

Christensen

In China

Mr. Eric Yuan

Phone: +86-10-5900-1548

E-mail: Eyuan@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@christensenir.com

SO-YOUNG INTERNATIONAL INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except for share and per share data)

	As of
	December 31, 2020	March 31, 2021	March 31, 2021
	RMB	RMB	US$
Assets
Current assets:
Cash and cash equivalents	1,127,055	973,509	148,586
Restricted cash and term deposits	21,865	26,559	4,055
Trade receivables	52,871	69,680	10,636
Receivables from online payment platforms	16,182	14,092	2,151
Amounts due from related parties	7,764	2,376	363
Term deposits and short-term investments	1,527,088	1,601,169	244,386
Prepayment and other current assets	43,190	61,263	9,351
Total current assets	2,796,015	2,748,648	419,528
Non-current assets:
Long-term investments	166,100	173,829	26,531
Intangible assets	60,029	58,350	8,906
Goodwill	48,500	48,500	7,403
Property and equipment, net	29,830	27,799	4,243
Deferred tax assets	55,520	55,520	8,474
Operating lease right-of-use assets	120,140	112,930	17,236
Other non-current assets	15,878	55,357	8,449
Total non-current assets	495,997	532,285	81,242
Total assets	3,292,012	3,280,933	500,770

Liabilities
Current liabilities:
Taxes payable	60,070	56,784	8,668
Contract liabilities	135,385	140,519	21,447
Salary and welfare payables	95,758	72,048	10,997
Amounts due to related parties	2,404	2,236	341
Accrued expenses and other current liabilities	237,785	268,585	40,994
Operating lease liabilities-current	39,468	38,353	5,854
Total current liabilities	570,870	578,525	88,301
Non-current liabilities:
Operating lease liabilities-non current	93,044	87,003	13,279
Deferred tax liabilities	8,522	8,253	1,260
Total non-current liabilities	101,566	95,256	14,539
Total liabilities	672,436	673,781	102,840

Mezzanine equity
Redeemable non-controlling interests	23,205	21,930	3,347
Total mezzanine equity	23,205	21,930	3,347

Shareholders’ equity:
Class A Ordinary shares (US$ 0.0005 par value; 750,000,000 shares authorized as of December 31, 2020 and March 31, 2021; 70,212,159 and 70,469,151 shares issued and outstanding as of December 31, 2020 and March 31, 2021, respectively)	224	225	34
Class B Ordinary shares (US$ 0.0005 par value; 20,000,000 shares authorized as of December 31, 2020 and March 31, 2021; 12,000,000 shares issued and outstanding as of December 31, 2020 and March 31, 2021)	37	37	6
Additional paid-in capital	2,892,268	2,911,346	444,358
Statutory reserves	10,562	10,562	1,612
Accumulated deficit	(254,228)	(299,225)	(45,671)
Accumulated other comprehensive loss	(52,492)	(37,723)	(5,756)
Total shareholders’ equity	2,596,371	2,585,222	394,583
Total liabilities, mezzanine equity and shareholders’ equity	3,292,012	3,280,933	500,770

SO-YOUNG INTERNATIONAL INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands, except for share and per share data)

	For the Three Months Ended
	March 31, 2020	December 31, 2020	March 31, 2021	March 31, 2021
	RMB	RMB	RMB	US$
Revenues
Information services	126,012	335,911	277,833	42,406
Reservation services	56,542	88,724	81,812	12,487
Total revenues	182,554	424,635	359,645	54,893
Cost of revenues	(43,099)	(63,620)	(52,354)	(7,991)
Gross profit	139,455	361,015	307,291	46,902
Operating expenses:
Sales and marketing expenses	(109,117)	(210,378)	(242,358)	(36,991)
General and administrative expenses	(33,955)	(49,888)	(55,177)	(8,422)
Research and development expenses	(42,797)	(70,920)	(69,803)	(10,654)
Total operating expenses	(185,869)	(331,186)	(367,338)	(56,067)
(Loss)/income from operations	(46,414)	29,829	(60,047)	(9,165)
Other income/(expenses):
Investment income	2,975	3,130	2,668	407
Interest income	13,592	6,753	6,000	916
Exchange gains/(losses)	63	(603)	(4,711)	(719)
Share of (losses)/income of equity method investee	(1,752)	198	79	12
Others, net	(8,645)	11,407	5,405	825
(Loss)/income before tax	(40,181)	50,714	(50,606)	(7,724)
Income tax benefit/(expenses)	4,298	(12,997)	4,334	661
Net (loss)/income	(35,883)	37,717	(46,272)	(7,063)
Net loss attributable to noncontrolling interests	-	930	1,275	195
Net (loss)/income attributable to So-Young International Inc.	(35,883)	38,647	(44,997)	(6,868)

SO-YOUNG INTERNATIONAL INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (Continued)

(Amounts in thousands, except for share and per share data)

	For the Three Months Ended
	March 31, 2020	December 31, 2020	March 31, 2021	March 31, 2021
	RMB	RMB	RMB	US$
Net (loss)/income per ordinary share
Net (loss)/earnings per ordinary share attributable to ordinary shareholder - basic	(0.44)	0.47	(0.55)	(0.08)
Net (loss)/earnings per ordinary share attributable to ordinary shareholder - diluted	(0.44)	0.46	(0.55)	(0.08)
Net (loss)/earnings per ADS attributable to ordinary shareholders - basic (13 ADS represents 10 Class A ordinary shares)	(0.34)	0.36	(0.42)	(0.06)
Net(loss)/earnings per ADS attributable to ordinary shareholders - diluted (13 ADS represents 10 Class A ordinary shares)	(0.34)	0.35	(0.42)	(0.06)
Weighted average number of ordinary shares used in computing (loss)/earnings per share, basic*	81,116,329	81,904,047	82,118,661	82,118,661
Weighted average number of ordinary shares used in computing (loss)/earnings per share, diluted*	81,116,329	84,108,250	82,118,661	82,118,661

Share-based compensation expenses included in:
Cost of revenues	(2,210)	(5,040)	(4,333)	(661)
Sales and marketing expenses	(720)	(2,183)	(2,294)	(350)
General and administrative expenses	(8,337)	(11,311)	(7,168)	(1,094)
Research and development expenses	(2,995)	(5,943)	(5,116)	(781)

*	Both Class A and Class B ordinary shares are included in the calculation of the weighted average number of ordinary shares outstanding, basic and diluted.

SO-YOUNG INTERNATIONAL INC.

Reconciliation of GAAP and Non-GAAP Results

(Amounts in thousands, except for share and per share data)

	For the Three Months Ended
	March 31, 2020	December 31, 2020	March 31, 2021	March 31, 2021
	RMB	RMB	RMB	US$
GAAP (loss)/income from operations	(46,414)	29,829	(60,047)	(9,165)
Add back: Shared-based compensation expenses	14,262	24,477	18,911	2,886
Non-GAAP (loss)/income from operations	(32,152)	54,306	(41,136)	(6,279)

GAAP net (loss)/income	(35,883)	37,717	(46,272)	(7,063)
Add back: Shared-based compensation expenses	14,262	24,477	18,911	2,886
Non-GAAP net (loss)/income	(21,621)	62,194	(27,361)	(4,177)